82-1819



Ridgeway
Petroleum Corp.



NEWS RELEASE

RIDGEWAY AMENDS DEBENTURE AND AGREES TO CONVERT

Listed: TSX Venture Exchange (Symbol: RGW)

Calgary, March 18, 2005—Ridgeway Petroleum Corp. (the "Company") is pleased to announce the holders of the previously announced debenture and the Company have agreed to amend the debenture. The holders have agreed to convert the debenture from a debt issue into common shares of Ridgeway at a value equal to the previously announced private placement of 80 cents (CDN) per share. The conversion will equal 625,000 shares of RGW. Interest on the debenture will only be paid until March 31st 2005. The shares are subject to a four month hold period expiring on August 1st, 2005.

The amendment and the respective terms are subject to the approval of the TSX Venture Exchange.

The conversion of the debenture into common shares allows RGW to pay off all debt carried by the Company. The previously announced private placement has now raised approximately $1.9 million dollars and will allow for further development activity at the Company's wholly owned St. Johns Helium/CO2 field in Arizona and for general working capital.

For more information please contact Don Currie, toll free 1-888-990-3551 or Barry Lasker on 713-626-9564 or visit our website at www.ridgewaypetroleum.com

ON BEHALF OF THE BOARD OF DIRECTORS

Walter B. Ruck, Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4
Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294
e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com